UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.2)*

Alkermes Public Limited Company
(Name of Issuer)

Ordinary shares, $0.01 par value
(Title of Class of Securities)

G01767105
(CUSIP Number)

Mark DiPaolo Senior Partner, General Counsel Sarissa Capital Management LP 660 Steamboat Road Greenwich, CT 06830 203-302-2330
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 9, 2021
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.
Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G01767105	Page 2 of 6 Pages
SCHEDULE 13D
1		NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Sarissa Capital Management LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 13,145,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 13,145,000
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,145,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.15%
14		TYPE OF REPORTING PERSON PN

CUSIP No. G01767105	Page 3 of 6 Pages
SCHEDULE 13D

1		NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Alexander J. Denner, Ph.D.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 13,145,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 13,145,000
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,145,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.15%
14		TYPE OF REPORTING PERSON IN

CUSIP No. G01767105	Page 4 of 6 Pages
SCHEDULE 13D
This Amendment No. 2 to Schedule 13D (“Amendment No.2”) relates to ordinary shares, par value $0.01 per share (“Common Stock” and, such shares, the “Shares”), issued by Alkermes Public Limited Company, a company incorporated under the laws of Ireland (the “Issuer”), and amends the initial statement on Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on May 10, 2021 (the “Initial Schedule 13D”), as amended by Amendment No. 1 to Schedule 13D filed on May 27, 2021 (“Amendment No. 1” and together with the Initial Schedule 13D, the “Schedule 13D”), on behalf of the Reporting Persons, to furnish the additional information set forth herein. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.
Item 3.  Source or Amount of Funds or Other Consideration. Item 3 of the Schedule 13D is hereby amended to include the following:
The Reporting Persons may be deemed to be the beneficial owner of, in the aggregate, 13,145,000 Shares. The aggregate purchase price of the Shares purchased by the Reporting Persons reported in this Amendment No. 2 is approximately $37,259,750.10. The source of funding for these purchases was the general working capital of the respective purchasers.
Item 5.  Interest in Securities of the Issuer. Items 5 (a), (b) and (c) of the Initial Schedule 13D are hereby amended and restated as follows:
(a) The Reporting Persons may be deemed to beneficially own, in the aggregate, 13,145,000 Shares representing approximately 8.15% of the outstanding Shares, based upon the 161,331,522 Shares outstanding as of July 23, 2021, as set forth in the Form 10-Q of the Issuer filed with the U.S. Securities and Exchange Commission on July 28, 2021.

(b) For purposes of this Schedule 13D:

All of the Shares for which Sarissa Capital and Dr. Denner may be deemed to beneficially own are held directly by the Sarissa Funds. Sarissa Capital, as the investment advisor to the Sarissa Funds, may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the 13,145,000 Shares held directly by the Sarissa Funds. By virtue of his position as the Chief Investment Officer of Sarissa Capital and by virtue of his control of the ultimate general partner of Sarissa Capital, Dr. Denner may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the 13,145,000 Shares held directly by the Sarissa Funds.

(c)

On August 3, 2021, the Sarissa Funds acquired 150,000 Shares at $27.86 per Share, in open market transactions, for an aggregate purchase price of $4,183,800.

On August 5, 2021, the Sarissa Funds acquired 3,000 Shares at $27.51 per Share, in open market transactions, for an aggregate purchase price of $82,618.50.

On August 6, 2021, the Sarissa Funds acquired 50,000 Shares at $28.59 per Share, in open market transactions, for an aggregate purchase price of $1,430,805.

On August 10, 2021, the Sarissa Funds acquired 125,000 Shares at $28.50 per Share, in open market transactions, for an aggregate purchase price of $3,566,350.

On August 11, 2021, the Sarissa Funds acquired 75,000 Shares at $28.52 per Share, in open market transactions, for an aggregate purchase price of $2,141,565.

CUSIP No. G01767105	Page 5 of 6 Pages
SCHEDULE 13D

On August 12, 2021, the Sarissa Funds acquired 50,000 Shares at $28.74 per Share, in open market transactions, for an aggregate purchase price of $1,438,645.

On August 13, 2021, the Sarissa Funds acquired 200,000 Shares at $28.74 per Share, in open market transactions, for an aggregate purchase price of $5,754,580.

On August 16, 2021, the Sarissa Funds acquired 50,000 Shares at $28.06 per Share, in open market transactions, for an aggregate purchase price of $1,404,695.

On September 2, 2021, the Sarissa Funds acquired 42,000 Shares at $29.99 per Share, in open market transactions, for an aggregate purchase price of $1,260,873.60.

On September 3, 2021, the Sarissa Funds acquired 100,000 Shares at $29.90 per Share, in open market transactions, for an aggregate purchase price of $2,993,300.

On September 7, 2021, the Sarissa Funds acquired 50,000 Shares at $29.66 per Share, in open market transactions, for an aggregate purchase price of $1,484,655.

On September 8, 2021, the Sarissa Funds acquired 80,000 Shares at $29.93 per Share, in open market transactions, for an aggregate purchase price of $2,396,648.

On September 9, 2021, the Sarissa Funds acquired 150,000 Shares at $30.25 per Share, in open market transactions, for an aggregate purchase price of $4,541,760.

On September 10, 2021, the Sarissa Funds acquired 150,000 Shares at $30.50 per Share, in open market transactions, for an aggregate purchase price of $4,579,455.

CUSIP No. G01767105	Page 6 of 6 Pages
SCHEDULE 13D
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  September 10, 2021

SARISSA CAPITAL MANAGEMENT LP

By:	/s/ Mark DiPaolo
Name: Mark DiPaolo
Title: Senior Partner, General Counsel

/s/Alexander J. Denner________________________
Alexander J. Denner